EXHIBIT 99.1

Centerra Gold Announces Quarterly Dividend of C$0.07 per common share

TORONTO, Feb. 25, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) announced today that its Board of Directors has approved a quarterly dividend of C$0.07 per common share – approximately C$20.8 million or US$16.3 million. The quarterly dividend is payable on March 25, 2022, to shareholders of record on March 11, 2022. The dividend is an eligible dividend for Canadian income tax purposes.

The Company notes that going forward, in addition to the other factors that the Board of Directors normally considers in connection with the declaration of dividends, it will also need to carefully consider whether, and the extent to which, developments relating to the Kumtor Mine and / or COVID-19 affect its dividend program. In accordance with Centerra’s dividend policy, the timing and quantum of dividends are to be determined by the Board of Directors from time-to-time based on, among other things, the Company’s operating results, cash flow and financial conditions, Centerra’s current and anticipated capital requirements, and general business conditions.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.